Exhibit 99.4

Press Conference

PRESS CONFERENCE

Q1 FY 2018 RESULTS

July 14, 2017

CORPORATE PARTICIPANTs

Vishal Sikka

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer

M.D. Ranganath

Chief Financial Officer

Ravi Kumar S.

President & Deputy COO

Mohit Joshi

President & Head – Financial Services; Head – Infosys Brazil and Infosys Mexico

Rajesh Krishnamurthy

President & Head of Energy, Utilities, Telecommunications and Services; Head—Infosys Consulting, Head of Europe

ANALYSTS

Furquan

Deccan Herald

Meenu Shekar

Business India

Rukmini

CNBC

Lohiri

Reuters News

Shruti

Indian Express

Jochelle

ET

Venky

Business Line

Ayan

BS

Arnab

Reuter News

Shilpa

Times

Moderator

Good Afternoon, everyone and thank you for joining us today. Vishal wants to give us the opening remarks.

Vishal Sikka

Thanks, Sara. Good Afternoon, everyone. Welcome to our Quarterly Press Conference. We are happy about the results of our Q1. It was a strong broad-based performance by the team in all aspect of the business. Revenue growth of 3.2%, operating margin at 24.1%, which we are very happy about; record cash generation and cash situation now. Most importantly, the revenue per employee has gone up for six quarters in a row on the back of record utilization, 84% which is the highest in 15 years and including freshers at 80.2% which is the highest ever; as well as the tremendous adoption of automation that we have seen which has led to release of people’s activities as well as improvement in productivity. Overall, I am very happy with the execution in this quarter. In particular, the growth in the new services and the new software that we have now started to disclose starting today as we had promised. So this is new services that we have launched in the last two years since April of 2015, this quarter they have accounted for 8.3% of our revenue and new software which is software that did not exist in April of 2015 has accounted for 1.6% of our Q1 revenues. This means that since April ’15, out of the $2 bn that we have added to our revenue, $1 bn (half of that) has come from this new services and new software which is quite an amazing growth. Going forward, we are going to continue to stay focused on this execution at a time of great transformation in the industry and in our company.

With that, we would love to take some questions.

Participant

Hi, Vishal. Furquan here. So basically there are three-four questions from my side. What I can see your share in BFSI segment has declined by marginal extent. Though there were reports initially before the start of the quarter that due to the tax reforms in United States and the banking sector reforms happening, the BFSI segment is going to pick up. It has not happened till now. When do you expect it to pick up and how much percentage points do you think it will impact your revenues by? Another thing I would like to move on from this thing. See, I was speaking to Kris yesterday. He was telling me that Infrastructure Management revenues have reduced in the past few years for all the IT companies in general. So how far do you think they are going to go down and how do you think that new businesses are going to play a role in it? Third thing on the hiring front. How do you think how much impact does the local hiring and the increase in the hiring will have on your expenses? Fourth, what is the progress on the virtual global delivery system you have been emphasizing on off late? Fifth, about automation. How much jobs do you think is going to create in Infosys in next two to five years?

Vishal Sikka

Mohit will address the Financial, Ravi on the Infrastructure.

Mohit Joshi

Financial Services revenue has not declined. Financial Services revenue has grown by 2.6% for the quarter in reported terms. If you look at the Insurance business, it has grown by over 18% on a year-on-year basis. Even Financial Services on a year-on-year basis has grown at the same rate as the rest of the company. So, this notion that Financial Services is declining is not true. You obviously have quarter-on-quarter variations, and if you look at the past two or three years, I am very proud of the relative performance of Infosys versus our competitors. If you look at the statement about the US Reg reform and the increase in interest rates, as we had stated last quarter, we are quite hopeful that this will start to flow through into technology budget in the second half of the year and that is where we will start to see the growth. If you look at the performance in Financial Services, if you look at Accenture’s performance, if you look at TCS’ performance yesterday, they all reflect the exact same commentary - that growth is muted, but there is optimism that later in the year, the growth will pick up.

Ravi Kumar S

So I am not very sure where you have got the Infra thing. Did you say it is an Infra in the market or…?

Participant

Yes, automation in the Infrastructure Management which is happening parallelly in other companies as well.

Ravi Kumar S

Infrastructure Management is actually one of the fastest growing service lines. Last year, you can see the public reports on Infrastructure as a percentage of revenues, it is actually the fastest growing. Infrastructure Services has three or four big spend areas and we are doing very good on them -- First, there is a significant shift from capex to opex and that is a huge opportunity for us. Infrastructure-as-a service is actually to me the biggest transformation happening in the market. Second, there is a significant increase in revenues attached to cyber security. Every corporation across the industry is investing in it. That is a part of the infrastructure stack. Third, a large number of workloads are going to the Cloud. Earlier, it was just digital workloads, now, it is actually enterprise workloads. So that is a huge opportunity. Service transformation is a huge opportunity. I actually do not see Infrastructure Services muted; I see it as a big opportunity in the market. Now, our numbers are reflective of it as well.

Coming to the US talent model you spoke about? So we made an announcement early in May that we are going to do 10,000 in two years and we have been working on this plan for the last one year. Since last year, we have started ramping up the US hiring, it is in line with how our business growth is. Our business growth is very dichotomous. On one side of the spectrum, we have automation and heavy offshoring especially on the build, run and operate portfolios. On the other side of the business which is the transform side of the business where you build applications, where our new services are which Vishal spoke about. All of them need much more agile sprints, it needs closer connection to clients, and it would need much more high-end capacity to be built locally in the US. So that was a part of the journey. Last year, we hired freshers from campuses in the US, we got them to Mysore, we test-bedded them, we experimented them, now, we are scaling that up. We have launched two centers -- One in Indiana, one in North Carolina. We are going to launch two more over the next few quarters. So it is a part of our plan. There will be dichotomy on our talent pools. The mature core services will go through extreme offshoring and automation, the newer services, the transform services, the build services will need these centers, which we call them innovation and technology hubs. Our model will morph from onsite-offshore model to an onsite-nearshore, those centers that is what we call it. These are innovation and technology hub and an offshore model. So this is a part of our business plan. So really think we are doing the right thing in anticipation of how our future demand is going to be.

Vishal Sikka

In terms of VGDM, we continue to work on to create new work environments and new ways of working like Ravi talked about. In terms of automation, we have been disclosing the number of people equivalent effort that we have released because of automation. We did that also this quarter and it is 3,600 people in this quarter. But what is more important is that the adoption of our Nia platform within our delivery team has picked up significantly and this is something that we are focused on to drive a massive adoption there and development of tools and techniques from within our projects for automation to improve productivity is something that is developing. So, the cumulative result of all of this is that our revenue per employee now $51,921.

Meenu Shekar

Hi, this is Meenu Shekar. Vishal, you mentioned that new services and software accounted for 10% this quarter and Digital has contributed 23%, right? So going ahead, how much do you expect these two groups to contribute… what is your target? Two, what are the investments that you are making in them? Could you give us a sense of what is the overlap in the revenue when we spoke of new services and when we talk of digital, is there any overlap in terms of revenue? One more question, this is regarding the founders. Something you said in the morning was very interesting; you said I believe that whatever they do will always be in the interest of the company. So should we interpret that to mean differences have all been resolved because very public airing of differences did harm the image of the company which was really not in the best interest?

Vishal Sikka

On the Digital, I have always said that 100% of our work is Digital and we write systems and software and build these, implement these for digital computers and new software together is approximately 10% of our revenue this quarter, and if you look over the last two years or so since April of 2015, this has accounted for almost half of the $ 2 bn that we have added in revenue. This is quite a strong growth and this is something that we wish to focus on intensively in the time ahead. Earlier this quarter, Ranga and his team, Ravi and his team analyzed our peer’s definition of Digital and compared that to ours and our number comes to approximately 23% from that point of view and 8.3% is a part of that 23%. Obviously, going forward, this is an area that we will emphasize heavily on. With regard to the founder matter, this is something that we have addressed many times over and I do not want to add any more to that.

Rukmini

Vishal, hi, Rukmini from CNBC. Really two clarifications, very quick -- One, there is a very sharp increase in the attrition rate this quarter and the other one on the Nova business really the entire write-down that has happened, have you actually wound up that business and what is the reason for that? Is there a directional change that you are looking at for the innovation fund itself, if this is the innovation fund investment that has been written down?

Vishal Sikka

In terms of attrition this is seasonal, this quarter our employees pursue a lot of opportunities in higher education and things like that. So this is a result of that. Overall we are satisfied with where we are in attrition as well as in high performer attrition. In fact, from our point of view, we focus heavily now on high performer attrition through our next-generation talent model. From that perspective, the attrition is more or less the same as it was in Q1 of last year. Both are in the same ballpark. So we are happy with where we are on that and high performer attrition obviously continues to be an area of attention for us.

With regard to Nova, this was a spin-out technology from DreamWorks Animation Studios to bring that animation technology to other industries like retail, manufacturing, etc., an extremely promising technology. When DWA was bought by another company, the future of this business became somewhat unclear, we are a minority shareholder in this, less than 20% shareholder. The parent company has decided to wind down this company but the intellectual property is still there. However given that the operations were stopped, this was our decision to take the entire write-down. Innovation Fund is something we deeply believe in. We have to continue to work with start-up companies constantly and these are the young ones in our industry, not only from the point of view of investing in them, but also along the direction of our strategic interest but also to bring start-up companies to our clients in Mohit area, in Rajesh’s area both have done a lot of work in bringing many of the start-up companies in solutions to our clients, to large banks, to utility companies and so on. We have also from for example the engineering services team bring our capabilities into the start-up companies. So all three things that we are quite keen to continue working on.

Participant

Vishal, I need couple more clarities on this thing. So, now lot of employees go on bench regularly from Infosys. In a scenario where Automation training is taking up in Infosys, how do you deal with the employees who have been benched? Second thing, recently Governor of some state of Mexico had come and visited you guys in Bangalore facility and prior to that after Trump came into power, the High Commissioner of Mexico to India said that they would be ready to welcome IT companies in case Trump shuts down the door. Are you looking at an option there? Third thing given that you put emphasis on localization in US, are you planning something on the similar front in European countries as well? Europe?

Vishal Sikka

With regard to Mexico, I think we have a Mexican subsidiary, but the US is more than 60% of our business and it is growing and there is no shortage of opportunity there. In terms of local hiring, this is something that we do, not so much as a result of visa regulation, but Ravi mentioned this earlier in response to the nature of work that is changing, how clients are expecting transformative technology to take shape in new kinds of ways with more local presence where local people working in the rapid iteration are augmented by global talent and so forth. In terms of automation and the hiring, the important thing to keep in mind is that we have even in this quarter, even though our net headcount decreased slightly, we did hire more than 8,600, so hiring is continuing. The rate of growth is slowing down, but we do expect to continue to add more people into the company. The important thing to keep in mind there is that with the advances in automation technology, more and more of the commoditizing jobs are going away and we have to move forward towards next generation jobs towards new areas of opportunity and building new skills for that. So training our existing employees for this new skill. Last quarter we finished 3000 people trained on AI technology and of that 2100 on our Nia platform. We have trained 140,000+ people in Design Thinking and so these are all steps that we are taking to get our employees ahead of this automation curve and to get them become much more innovative.

Participant

Lohiri from Reuters News. I have a question regarding the hiring part as well. So, in July early you said that you are going to create 2000 jobs in North Carolina. So my question is after the promise that you have made regarding creating 1000 jobs in US, will there be a slowdown in hiring in India and do you see a difference when you hire in US and in India and what is the difference exactly to be?

Vishal Sikka

There is absolutely no slowdown in hiring in India. We had talked about 10,000 people in the US in 2 years. We do 10,000 in India in less than two quarters.

Pravin Rao

We have made offers for 19,000 people trainees to join this year and probably 12,000-13,000 will join. We already have more than 1,000 joiners this quarter and during the rest of the year, we will have more people joining. The hiring in US is not really impacting our hiring in India.

Shruti

Shruti here from Indian Express. I had two questions. One, I am keen to know a bit more about your investment into cloud-based Blockchain technology. A lot of banks are showing interest in this. Could you talk a bit about the milestones that you are hoping to achieve as far as this particular technology is concerned? And two is that you have hired a lot of freshers. How different is your training approach going to be in terms of equipping them for the change in the job scenario?

Vishal Sikka

We are doing a lot of work in Blockchain, perhaps Ravi and Mohit can talk about this. We launched our Blockchain network in this last quarter and we have the first clients, first banks in the United Arab Emirates and other parts of the world that have already adopted the Blockchain capabilities in our software. Ravi has built tremendous capability in this area. We are still sometime away from large scale adoption of Blockchain but when that happens, we will be prepared for that. We are already doing leading Edge work on this. What was the other question?

In terms of the training, over the last 2 years, we have very significantly revamped the way that we train our employees. In our Mysore campus, that changes in what we train on and there we have made huge investments in training in new capabilities, new areas like AI, like Design Thinking, like Agile and DevOps and Scrum and new technologies. These are vital to the future. We just crossed 142,000 people on Design Thinking. We have trained 3000 people intensively in AI technology and so forth. Earlier today, we showcased this autonomous golf cart that we have built, the cart itself is built by many industries and there was some confusion about that on Twitter. But the software in that to drive this cart is built by us indigenously together with IIIT Delhi and that work has exclusively happened in our Mysore campus. This is an example of the kind of things that we are using to teach our employees. We have built that autonomous systems in the cart in order to teach our employees to build autonomous driving technology. One particular thing that I wanted to emphasize, we implemented a new system called the Infosys Learning Platform in early 2015 and the results of that have been quite dramatic. We have changed our foundational training program. It is a real-time collaborative social learning platform and more than 100,000 Infoscions have taken classes using ILP now. For example, in the foundation program, we do not teach 1 programming language anymore, we teach 3 languages simultaneously. This program has had a dramatic impact in our trainees learning new technology. The pass rate of trainees has gone up by 20% from 45% to 65% as a result of these technologies. We have a digital tutor that we have built and all of us have built videos for this. There are more than 3500 videos on it and again more than 100,000 Infoscions have taken advantage of it. So we continue to invest heavily in not only teaching new things, but also teaching them in new kinds of ways. We have done a partnership with Udacity to teach the new kids that come into our workforce in the United States in the new skills. It is not only us teaching that, we just hired a new dean for our US education, but we have also partnered with Udacity to do this. The reason this is so important is because as technology advances, as technological advance becomes faster, we have to equip our employees with new ways to learn, with new skills to learn. So our continual investment in education is going to be absolutely crucial to make that happen.

Shruti

Just one clarification. How much of a boost was executing the GST projects since it kicked off in July? Did that help at all as far as this quarter is concerned or will it have an effect in the next quarter, just wanted to understand the contribution of that particular contract?

M.D. Ranganath

Incremental revenue from Q4 from GST was negligible.

Vishal Sikka

Although Binod is sitting right here and the GST work has boosted his weight at a little bit because of all the effort that he has put on.

Shruti

No, but will it start contributing in a meaningful fashion from the next quarter?

M.D. Ranganath

I think GST project already has a trajectory of execution based on the milestones. It has an implementation phase and maintenance phase. I think to your specific question, this particular quarter the incremental revenue as compared to last quarter from GST is negligible. It has its own trajectory.

Shruti

No, I think because I do not know I read somewhere in analyst report. They are saying the core business it has not gone up significantly, most of the segments are flat. So, they are trying to figure out if there was a boost from GST or from some other fact?

M.D. Ranganath

No

Jochelle

Jochelle from ET. Mr. Ranganath going to be relocated to the US for business reasons. Could you maybe elaborate what those reasons are? Just a second question, there was a write down of DWA, but then we also saw the sale of Cloudyn which you have got 400,000 more than you would put in, can you just give me a sense of how you determine the success of an investment in the fund and is there a metric that you look at for the fund as a whole?

Vishal Sikka

When I started, Ranga used to run my office as well as our strategic operations and he was based in the US for the first 5 or 6 quarters. We used to work extremely closely together and then he became CFO, he moved back here for some time. Now if you look at what we are doing in the US, there is a lot going on. We are hiring 10,000 people in the next 2 years. We are working on creating new environment because we are now hiring much more locally, so we have to change the processes and the benefits and all of these things. We will be putting together these new centers, the innovation centers and so on. There is a significant shift in transformation happening in the way that we are working there. So we need his help there. I need him close by again and this is again one thing that as we executed in the course of this quarter that became very clear that this is something that we need to do.

In terms of the fund, it is similar to other funds that other companies create it is around, obviously first and foremost the financial returns, but also the returns along the strategic dimensions, how much revenue downstream revenue that we are getting as a result of the investments, how much benefit are we getting to our ability to reskill our people and build new capabilities and things of this nature. So as you said Cloudyn had a nice successful exit, DWA Nova had this write down. It has been about 2.5 years since we have had the fund and this is how you work with the young companies in this industry, there is a significant failure rate and we have to be prepared to take these kinds of risk.

Venky

Venky, Business Line. Despite a good performance, improved performance, you have still not up the guidance in terms of constant currency. Are you concerned about the sustainability part of it? Any particular?

Vishal Sikka

Not concerned about anything. We are quite excited and we are focused on execution. At half way point of the year, if we see any reason to change things, then obviously we will let you know. But for now as one of the analysts had said we say it like we see it.

Ayan

Hi Vishal, Ayan from BS. So two quick questions. You have completed 3 years last month. What do you believe have been the key changes at Infosys and the second question is if you look at the headcount, net addition in Q1, this time it was 1800 less people, but if you look at Q1 2016 and 2015, almost is more or less there has been 3000 people net addition. Why is that and is it going to be a trend from now on?

Vishal Sikka

So let me take the second one first. The trend is and Ranga talked about this earlier. The rate of growth is slowing down because of better operational efficiency, utilization and especially because of automation. The number of people is coming down. As we get more software adopted, right now it is 1.6% of this quarter's number. As more software becomes part of our business, as more new services become a part of our business and as automation kicks in the work that we do, then you will see that some of the non-linear effects show up and so the rate of people growth slows down. Having said that, I do believe that we will continue to add significant number of people in the company and Pravin mentioned the statistics in that area.

In terms of the three years, last month marked the three years since I was announced and then shortly in the next couple of weeks, it will be 3 years since I started as CEO. It is quite astonishing to first of all to realize that it has already been 3 years. I think if you look back on the time when I started, our growth rate was significantly lower than the growth rate of our peers in the industry. It was half, sometimes even one-third of the growth of others and the attrition was quite high and so forth. From a basic business performance, there has been significant improvement, we are now consistently among the leading companies in the industry once again. In FY 16, we had the leading performance. In FY 17, with the exception of one company, we had a leading performance and we have achieved that while continuing a steadfast focus on margins on cash generation and so forth. But more than that what I feel really good about is the transformation in the mindset and the employees are creating a culture of grassroots innovation, embrace of software at a much wider scale and things of this nature, the education initiatives that I talked about and things like that. Ravi and I have done since March 2015 probably 40 or so Zero Distance town halls and we do these town halls where Infoscions come and present their Zero Distance initiative ideas of what they have come up with in their projects. This time around we saw an astonishing product innovation in Rajesh’s area. One of the cable companies that makes transmission cables and things like this had invented a technology to coat the cable with a coating that protects the cable itself and they challenged our team in a design session to see if they can figure out a way to get the coating into the cable. So they have invented a robot, the prototype cost us about $7000 to put together. It is a small 15 kilo robot that moves around on this cable, clean them up and coats them automatically. It is an amazing thing that this team did. I feel really proud of that to see the creative confidence of the Infosciaos the way it has jumped up.

Arnab

Hi, Vishal, Arnab from Reuters News. I was wondering if there is any update on how the $2 bn will be given back to the shareholders?

M.D. Ranganath

As you know in April, the Board announced a very specific capital allocation policy. It covered both pieces. One, how much of the future cash flow generated will be returned back to the shareholders and it talked about up to 70% of the cash flow on an ongoing basis. The second was also on out of the cash on the Balance Sheet, how much will be returned to the shareholders in Fiscal ‘18 and it was up to 13,000 crore. So it is a very clearly articulated policy. As you know, we are a globally listed company, we have significant global shareholders which essentially means any distribution mechanism to the shareholders requires multiple regulatory approvals in India and outside. We are working towards that and the commitment of the company is to execute that policy as quickly as possible. We have to wait for those approvals and we need to make sure that those approvals happen in time.

Shilpa

Would there be a casualty?

M.D. Ranganath

Well, I when we give the guidance, we gave 23% to 25% and last year was 24.7%. Last two years, we have been resilient in our operating margin despite comp hikes, despite cross currency, despite pricing. We focused on operational efficiency and delivered last two years. This year we are very conscious when we gave the 23% to 25% which looked like the reduced band as compared to the previous year for three reasons. One is of course the Rupee which has already appreciated by 3.5%, the second one is the US Talent Model and the third one of course is the compensation hikes. We have announced today for almost 80% of our employees. In the first quarter, we had 24.1% operating margin as compared to 24.1% last year as well. We had lot of headwinds this quarter, for example, the Rupee impacted the operating margin by 80 basis points and cross currency gave a benefit of only 20 basis. We increased the variable pay and there was additional subcon cost that had headwinds of 140 basis points. Of course that was offset by higher utilization, I think Ravi’s team has done a fantastic job, 80% to 84% in one year. Coming to your point, yes, we will be having a certain impact on the compensation hikes and that is already baked into our guidance.

Participant

Back to your investments in digital and the new services, new technologies etc., could you quantify the kind of investments you made till now and going ahead what kind of investments are you looking at?

Vishal Sikka

Primarily in developing skills and hiring people, in some cases because of shortage of certain business conditions subcontracting expenses, but primarily the organic way to build that is through skill building and education and then in software. Under Pervinder’s leadership, we are investing in more software capabilities and so on. All of that as Ranga said factored in the guidance that we provide.

Participant

Sir, are there some challenges on the delivery front in the erstwhile Mana account especially in McDonald’s there were challenges, more recently the Reckitt Benckiser infrastructure outage was an issue. Will it have any revenue implications, can you take us through why there has been some slipups in the delivery?

Vishal Sikka

We do not comment specifically on client issues. I do not know where this speculation is coming from around these accounts. The Nia portfolio has seen dramatic growth. We have more than 70 accounts of Nia with more than 160 scenarios deployed and this is quite a dramatic growth in the adoption of these. Beyond the automation and the impact of automation-led productivity on our existing services, the thing that has been really very inspiring to see over the last one year is the embrace of new business solutions built on the Nia platform and that is something that we are really good at. They span all the way from regulatory documents and process compliance-related work in banks and logistics companies and so forth to understanding customer behavior and forecasting revenues, forecasting costs in much more granular ways to legal world, to work in maintenance of software and source code level maintenance. It is really quite an astonishing range, in Telco and Rajesh’s area, understanding customer churn, with remarkable accuracy being able to predict customer churn with machine learning, deep learning techniques. Nia has seen quite a remarkable growth and something that we are very proud of.

Participant

Vishal, in these three years as CEO what would you say has been your biggest challenges for you personally both internally and externally in leading Infosys?

Vishal Sikka

Lots of grey hair, not enough sleep, lots of travel, not enough exercise.

Participant

On a more serious note?

Vishal Sikka

Transformation at any large-scale is never easy. Especially in our case in the case of IT services not only at Infosys but in general in the industry where our core business is being commoditized and under margin pressure, which is usually not the case when you deal with the transformation. It is never easy and we are a globally distributed leadership team. When I started, Pravin and I used to split our responsibilities and we were inheriting the company from three founders and five executive board members who used to collectively be responsible for the company. So it is not easy to lead the company in times like that. But I would say that I have been really astonished by the spirit in Infosys, by the warmth in the company and how change has been embraced, how new ideas have been embraced. I mentioned Zero Distance earlier. We have more than 16,000 ideas that the teams have come up with. Within nine months of launching the program, we have reached 100% coverage and since then we have been elevating the nature of the work that the teams do. In parallel to that we have introduced these completely new areas. Earlier today in my Earnings Call, I was describing the Design Thinking-led success at many clients like BP, Adient, RWE and companies like this. It is quite astonishing how quickly the company has embraced all these new services that we are talking about in the six categories that are around 25 sub-services. Ravi and I have been working on this for the last two years with a weekly and sometimes even daily tracking of the progress. So the embrace of change, the embrace of new ideas in the company has been quite extraordinary and I feel really proud of that.

Participant

If you see Quarter-on-Quarter and Year-on-Year, the gross client addition has been decreasing. I know you have kept your revenue guidance intact, but going forward do you think this is a bit of a concern?

Vishal Sikka

No, it is not. May be Mohit can add to this but we want to have very deep, developing, and strong growing relationships with our clients. If you look at the bulk of the clients, the growth there has been quite amazing and Mohit has put together a dedicated effort on new client addition and how we will pursue that. So on the whole this is not something that I am concerned about at all.

Mohit Joshi

Thanks Vishal. If you look at just gross clients addition, that is really not very predictable for revenue because if you look at our client base currently may be about 300 clients will account for well over 90% of our revenue. What you should really be looking at is are we adding more $50 to $100 mn clients, are we adding more $100 mn clients and the answer to that in almost every single case is ‘yes’. We are looking at our existing client base to see how we can deepen the client relationships, mine them better and when we do add clients, we want to focus on the much larger clients - the Fortune 500, the Global 2000 clients. If we are adding smaller clients, we want to add the clients that really have disruptive business process or disruptive technology or are in a part of the world where we are looking to establish our footprint. So taken by itself a lower number in a single quarter is really not a warning sign.

Participant

Just to add on that, in Q1 FY16 you actually added three clients to the 100+ mn category, but this quarter you actually lost one?

Mohit Joshi

This is just a minor fluctuation of plus or minus of few million dollars that has resulted in client moving from one bucket to the other, it is not a client loss.

Participant

On a note that you see is there is like a sense of caution among the clients, overall, is there a sense of caution?

Mohit Joshi

I do not think there is a sense of caution, IT and tech spending growth rates across the world are really very focused on the digital transformation of companies, spend across sectors continues to grow moderately. It is not a question of it falling off a cliff, but equally it is not a question that it is going to go up in an exponential fashion.

Vishal Sikka

Thank you very much.